EXHIBIT 99.1

Enthusiast Gaming Reports Third Quarter 2023 Financial Results

Strategic Focus On Cross-Platform Offerings and Brand Solutions Driving Improved Revenue Mix and 400bp Expansion in Gross Margins Year-over-Year as Company Progresses Toward Profitability

LOS ANGELES, Nov. 13, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX), a leading gaming media and entertainment company, today announced financial results for the three and nine months ended September 30, 2023 (“Q3 2023”).

Q3 2023 Financial Highlights

  Revenue of $45.6 million, a decrease of 10% compared to Q3 2022
  Gross profit of $16.7 million, an increase of 1% compared to Q3 2022, with gross profit margins expanding 400 basis points year-over-year to 36.7%
  Operating expenses of $25.0 million, a decrease of 6% compared to Q3 2022
  Ended the quarter with $2.8 million of cash, along with $4.5 million availability on the operating facility, for total available cash of $7.3 million

“We are making solid progress against our strategy to build the most scaled gaming communities in North America -- and a platform for significant growth,” commented Nick Brien, Chief Executive Officer. “Our efforts include sweeping changes across nearly every facet of the organization that are positioning the company for growth, profitability and value creation. As a measure of our progress, in the quarter we booked our largest branded solutions sale to date. We continue to expect to be profitable in the fourth quarter, entering next year as a self-sustaining business as we shift from a year of transformation velocity in 2023 to a year of growth velocity in 2024.”

“The core elements for long-term success are in place,” continued Mr. Brien. “We have a revamped management team, engaged communities, clear monetization strategies and technology enablement to significantly fuel profitable growth. Our operational focus demands that these components are efficiently and effectively integrated to create a culture of accountability and agility. We are increasingly excited about the growth opportunities ahead of us and believe 2024 will be the year where the efforts of the last six months translate into value creation for shareholders."

Q3 2023 Operational Highlights

  Season 2 of the popular video gaming series, NFL Tuesday Night Gaming (NFL TNG) premiered on September 12 on NFL TNG’s Twitch, YouTube and X channels, with behind-the-scenes footage published on TikTok and Instagram. Audiences and engagement continues to build week-in and week-out compared to Season 1, including a 72% increase in impressions through Week 7 ending November 7. To date, NFL TNG has increased the number of advertisers from 11 in Season 1 to 14 in Season 2, including new sponsors such as State Farm.
  As an example of creating unique and immersive experiences for brands that are scalable across digital entertainment and gaming platforms, Enthusiast Gaming collaborated with Netflix and Metavision to launch its first-ever Fortnite Creative in-game experience for One Piece.
  Secured renewals and new additional business with key notable advertisers including Coca-Cola, UPS, Toyota, Shell, The Truth Initiative, FX Networks, AT&T, OLG, Paramount Pictures and ESPN. Renewals and additional business with existing customers accounted for 69% of Brand Solutions revenue in Q3 2023.
  Pocket Gamer Connects (PGC), the Company’s B2B gaming events platform, ran two profitable conferences during the quarter (PGC Toronto and PGC Helsinki) and two other tentpole events (Metverse Mixer and Top 50 Game Makers Dinner at Gamescom). PGC Toronto increased the number of live delegates by 28% year-on-year, and PGC Helsinki drew a strong attendance of around 1,200 participants representing 510 companies and 41 countries.
  Luminosity Gaming, the Company’s esports division, launched a new Super Smash channel in August, and reached over 2 million views and 10,000 subscribers in its first 60 days.
  Luminosity Gaming announced its return to Rocket League in November after a one-year hiatus, and secured two top North American team members, Retals and MaJicBear, positioning Luminosity to be immediately competitive in the North American scene.
  Luminosity Gaming’s Call of Duty Mobile team was crowned North American champions at the Stage 4 competition and now advances to compete for the world title in December.
  Icy Veins, the Company’s strategy and guide platform for popular Activision-Blizzard game titles, is generating strong momentum and audience attention, including a record 5.9 million unique visitors in July, as well as 26 million sessions and 1.7 million hours spent on-site from users.
  Addicting Games’ refresh of the content strategy for its web properties is resulting in increased user engagement and user retention, as evidenced by the 57% increase in pageviews in Q3 2023 (vs. Q2 2023) at Shockwave upon adding a new collection of daily games and challenges.
  Paid subscribers were 265,000 at September 30, 2023, a 3% decrease from 272,000 at June 30, 2023 and 2% increase from 260,000 at September 30, 2022, as the Company is implementing initiatives to drive enhanced subscriber KPIs which is having a short term impact on subscriber trends on both a quarter-on-quarter and year-over-year basis.
  The Company extended its position as the #1 Gaming Property for unique visitor traffic in the United States, reaching a new record of 56 million Unique Visitors, based on the latest digital media ratings from Comscore. The results represent 28% year-over-year growth in Unique Visitor traffic to Enthusiast Gaming’s digital media Property of gaming communities, content, and creators (Comscore Media Metrix® Multi-Platform, Total Audience, September 2023, U.S.).
  As previously announced, on November 9, the Company’s shares were voluntarily delisted from Nasdaq after its Board of Directors evaluated the benefits and costs of continuing its listing on Nasdaq. The Company’s common shares continue to be listed and traded on TSX.

Third Quarter 2023 Results Comparison

Revenue was $45.6 million in Q3 2023, a 10% decrease compared to $50.6 million in Q3 2022. Media and Content revenue decreased 10% to $39.8 million, Esports and Entertainment revenue decreased 12% to $2.0 million, and Subscription revenue decreased 2% to $3.7 million. During the quarter, the Company experienced lower programmatic CPMs on its web and video platforms, similar to the trend of the broader programmatic market. The decreased CPMs were offset by an increase in total views (web and video) of 4% in Q3 2023 compared to the same period last year. Brand Solutions (included in revenue) decreased by 3% to $9.8 million in Q3 2023 compared to $10.1 million in Q3 2022.

Gross profit increased 1% to $16.7 million in Q3 2023 compared to $16.6 million in Q3 2022, with gross margin expanding 400 bps year-over-year to 36.7% from 32.7% in Q3 2022.

Net loss was $59.1 million in Q3 2023, compared to $37.1 million in Q3 2022. Net loss per basic and diluted share was $0.38 in Q3 2023 compared to $0.25 in Q3 2022. Results in Q3 2023 and Q3 2022 included a non-cash impairment expense of $51.7 million and $31.3 million respectively.

The Company’s cash balance was $2.8 million as of September 30, 2023, compared to $7.4 million as of December 31, 2022 and $2.7 million as of June 30, 2023. The $4.6 million decrease is primarily the result of a $0.3 million outflow in cash from operations and $3.3 million of repayments on the Company’s Term Credit. The Company had $4.5 million available on its operating credit facility as of September 30, 2023, for total available cash of $7.3 million. On October 12, 2023, the Company extended and expanded its term and operating credit facilities to provide up to approximately $7 million of additional liquidity.

Conference Call

Management will host a conference call and webcast on November 13, 2023, at 5 p.m. ET to review and discuss its Q3 2023 results. Conference call details:

  Toll Free: 1-855-239-1101 (Conference ID: 10183500)
  Live webcast: https://viavid.webcasts.com/starthere.jsp?ei=1639210&tp_key=0dd483b8ce

A replay of the webcast will be available on the Investor page of the Enthusiast Gaming website at enthusiastgaming.com/investors.

Supplemental Information

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three and nine months ended September 30, 2023, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR+ and EDGAR. All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming: Nick Brien, Chief Executive Officer
Investors: FNK IR – Rob Fink / Matt Chesler, CFA, investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2023 and December 31, 2022
(Unaudited - Expressed in Canadian Dollars)
	September 30, 2023	December 31, 2022

ASSETS
Current
Cash	$2,807,513	$7,415,516
Trade and other receivables	30,730,691	37,868,107
Investments	50,000	125,000
Loans receivable	-	50,935
Income tax receivable	-	367,092
Prepaid expenses	2,086,346	2,017,004
Total current assets	35,674,550	47,843,654
Non-current
Property and equipment	142,511	180,621
Right-of-use assets	1,405,967	2,099,996
Investment in associates and joint ventures	2,522,200	2,450,031
Long-term portion of prepaid expenses	186,156	279,814
Intangible assets	102,041,486	116,967,438
Goodwill	126,709,548	171,615,991
Total assets	$268,682,418	$341,437,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$40,566,839	$32,823,320
Contract liabilities	4,819,056	5,380,378
Income tax payable	405,465	129,485
Current portion of long-term debt	4,352,940	17,431,625
Current portion of deferred payment liability	79,183	2,391,863
Current portion of lease liabilities	756,450	872,429
Current portion of other long-term debt	9,883	10,891
Total current liabilities	50,989,816	59,039,991
Non-current
Long-term debt	10,337,962	-
Long-term portion of deferred payment liability	2,035,033	1,451,939
Long-term lease liabilities	933,678	1,478,438
Other long-term debt	143,934	144,844
Deferred tax liability	21,952,993	24,671,326
Total liabilities	$86,393,416	$86,786,538

Shareholders' Equity
Share capital	444,474,076	442,781,376
Contributed surplus	34,685,622	30,402,742
Accumulated other comprehensive income	8,309,911	8,629,848
Deficit	(305,180,607)	(227,162,959)
Total shareholders' equity	182,289,002	254,651,007
Total liabilities and shareholders' equity	$268,682,418	$341,437,545

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)
	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenue	$45,558,271	$50,578,758	$131,037,006	$148,865,324
Cost of sales	28,821,750	34,018,169	82,552,235	103,470,191
Gross margin	16,736,521	16,560,589	48,484,771	45,395,133
Operating expenses
Professional fees	674,299	766,057	1,817,698	2,358,559
Consulting fees	1,679,734	1,338,329	4,583,686	4,593,506
Advertising and promotion	554,247	662,279	2,948,971	1,417,344
Office and general	2,068,666	2,288,057	6,290,787	7,232,551
Annual general meeting legal and advisory costs	-	1,149,396	-	3,386,596
Salaries and wages	8,814,047	9,325,237	27,953,381	27,135,015
Technology support, web development and content	6,662,381	6,050,270	16,115,371	13,309,341
Esports player, team and game expenses	680,637	623,913	1,961,799	3,618,761
Foreign exchange (gain) loss	(43,052)	(480,528)	94,356	(1,105,730)
Share-based compensation	1,364,059	821,811	4,282,880	5,336,617
Amortization and depreciation	2,562,229	4,055,415	8,786,327	13,257,813
Total operating expenses	25,017,247	26,600,236	74,835,256	80,540,373

Other expenses (income)
Goodwill impairment	44,822,575	31,281,286	44,822,575	31,281,286
Intangible asset impairment	6,838,060	-	6,838,060	-
Transaction costs	-	-	-	114,853
Share of net (income) loss from investment in associates and joint ventures	(138,339)	226,940	(72,169)	(1,001,002)
Interest and accretion	617,653	414,203	1,833,378	2,963,981
Loss on settlement of deferred payment liability	-	-	-	3,302,824
Gain on sale of intangible assets	-	(4,836,075)	-	(4,836,075)
Loss on derecognition of long-term debt	-	482,282	-	482,282
Loss (gain) on revaluation of deferred payment liability	413,044	332,208	615,121	(539,555)
Gain on player buyouts	-	(24,660)	-	(505,197)
Interest income	(575)	(5,257)	(63,296)	(7,978)
Net loss before income taxes	(60,833,144)	(37,910,574)	(80,324,154)	(66,400,659)

Income taxes
Current tax expense	171,346	202,185	397,117	509,431
Deferred tax recovery	(1,940,134)	(1,018,542)	(2,703,623)	(1,902,714)
Net loss for the period	(59,064,356)	(37,094,217)	(78,017,648)	(65,007,376)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	1,815,312	6,904,338	(319,937)	8,764,205
Net loss and comprehensive loss for the period	$(57,249,044)	$(30,189,879)	$(78,337,585)	$(56,243,171)

Net loss per share, basic and diluted	$(0.38)	$(0.25)	$(0.51)	$(0.46)

Weighted average number of common shares outstanding, basic and diluted	154,393,280	150,257,804	152,786,876	140,930,554

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)	For the nine months ended
	September 30, 2023	September 30, 2022

Cash flows from operating activities
Net loss for the period	$(78,017,648)	$(65,007,376)
Items not affecting cash:
Goodwill impairment	44,822,575	31,281,286
Intangible asset impairment	6,838,060	-
Amortization and depreciation	8,786,327	13,257,813
Share-based compensation	4,282,880	5,336,617
Interest and accretion	179,452	2,266,161
Deferred tax recovery	(2,703,623)	(1,902,714)
Share of net income from investment in associates and joint ventures	(72,169)	(1,001,002)
Loss (gain) on revaluation of deferred payment liability	615,121	(539,555)
Loss on settlement of deferred payment liability	-	3,302,824
Gain on sale of intangible assets	-	(4,876,659)
Foreign exchange gain	(115,291)	(1,416,264)
Gain on player buyouts	-	(505,197)
Gain on settlement of accounts payable	-	(587,769)
Gain on derecognition of long-term debt		482,282
Shares for services	-	84,388
Provisions	139,856	-
Changes in working capital:
Changes in trade and other receivables	7,048,454	(2,476,193)
Changes in prepaid expenses	23,820	(645,919)
Changes in loans receivable	-	125,995
Changes in accounts payable and accrued liabilities	7,743,519	2,479,331
Changes in contract liabilities	(561,322)	559,566
Changes in income tax receivable and payable	755,959	371,458
Income tax paid	(112,887)	(93,433)
Net cash used in operating activities	(346,917)	(19,504,360)

Cash flows from investing activities
Cash paid for mergers and acquisitions	-	(2,937,520)
Cash acquired from mergers and acquisitions	-	1,748,602
Proceeds from sale of intangible assets	-	5,460,959
Proceeds from player buyouts, net of transaction costs	-	505,197
Proceeds from redemption of investments	75,000	-
Repayment of deferred payment liability	(844,350)	(472,833)
Acquisition of intangible assets	(27,488)	-
Acquisition of property and equipment	(20,430)	(5,245)
Net cash (used in) provided by investing activities	(817,268)	4,299,160

Cash flows from financing activities
Proceeds from long-term debt, net of transaction costs	539,329	9,759,047
Repayment of long-term debt	(3,264,705)	(1,500,003)
Proceeds from exercise of options	-	69,821
Repayment of other long-term debt	(9,883)	(13,026)
Lease payments	(722,139)	(705,075)
Net cash (used in) provided by financing activities	(3,457,398)	7,610,764

Foreign exchange effect on cash	13,580	756,034
Net change in cash	(4,608,003)	(6,838,402)
Cash, beginning of period	7,415,516	22,654,262
Cash, end of period	$2,807,513	$15,815,860